Contact

www.linkedin.com/in/cindygallop
(LinkedIn)
www.cindygallop.com (Personal)
www.ifwerantheworld.com
(Company)

Top Skills

Innovation Consulting
Executive Coaching
Entrepreneurship

Cindy Gallop

I like to blow shit up. I am the Michael Bay of business.
New York, New York, United States

Summary

I'm an advertising, marketing, brandbuilding and business innovation keynote speaker, a business consultant and cultural impact strategist, a personal coach, and the founder and CEO of MakeLoveNotPorn.

Cindy Gallop is a globally recognized advertising, business innovation and cultural impact speaker whose work spans three decades at the top of brand building, industry leadership, entrepreneurship, and cultural critique. As the former head of the New York office of Bartle Bogle Hegarty — one of the world's most creative agencies — Cindy helped shape global brands and won Advertising Woman of the Year in 2003.

Today, she brings that experience to bear on the deeper questions no one else is asking:

What does advertising do — not just how it sells, but what it normalizes, excuses, and reinforces in culture, gender, sex, and power?

Cindy's talks challenge leaders, creatives, and organizations to confront advertising's real-world influence and take responsibility for the stories they help amplify.

Signature Topics

Advertising & Cultural Power
How the narratives brands create shape behavior, expectations, gender norms, intimacy, and social values — and why accountability matters.

Creativity with Consequence
Why traditional notions of "creative excellence" must evolve to include ethical impact, inclusion, and cultural sustainability.

The Future of Advertising
Actionable insights on what advertising must become — not just what it has traditionally done — to stay relevant, trusted, and socially responsible.

Gender, Power & Media Narratives
How advertising reflects and perpetuates concepts of sex, gender, and power — and how we can rewrite those script lines for positive change.

In a broader business context, Cindy has an especial focus on redesigning business models and business structures to own the future of any industry.

Unlike many speakers who deliver 'off the shelf' talks, Cindy takes a brief from each speaking client on what they want their event/ conference/board retreat/employee town hall to achieve, and then crafts each talk specifically to deliver that outcome.

Cindy researches your industry in-depth and comes up with new insights and perspectives that inspire employees and drive better business.

To book Cindy as a speaker, contact her speaking agent James Robinson of Robinson Speakers, at james@robinsonspeakers.com.

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Experience

MakeLoveNotPorn
17 years 2 months

Founder & CEO
February 2009 - Present (17 years 2 months)
Manhattan, New York

MakeLoveNotPorn https://www.makelovenotporn.com/ is the world's first user-generated crowdsourced social sex videosharing platform - 'Pro-sex. Pro-porn. Pro-knowing the difference.' We celebrate #realworldsex as a counterpoint to porn, in order to socialize sex, making it easier for everyone in the world to talk about openly and honestly, in order to promote good sexual values and good sexual behavior. We're spearheading the Social Sex Revolution - the revolutionary part isn't the sex: it's the social.

Founder & CEO
February 2009 - Present (17 years 2 months)
New York

Handi
Board Advisor
November 2020 - Present (5 years 5 months)

Awkward Essentials
Board Advisor
April 2020 - Present (6 years)

We Are Rosie
Board Advisor
July 2019 - Present (6 years 9 months)
Greater Atlanta Area

We Are Rosie exists to inspire the future of work in marketing & advertising by connecting independent workers to project-based work at scale. Their focus is on creating work that is in harmony with their lives and delights their employees, consultants, and clients. Their team of 1,700+ experts work across marketing, media, and strategy, with some of the largest brands in the world. We Are Rosie offers expertise from the brand and agency side, when and how you need it.

Pomp and Whimsy
Board Advisor
February 2019 - Present (7 years 2 months)
United States

The alcohol industry is and always has been male-dominated. Very few brands are geared specifically towards women, and the mostly male-led industry makes erroneous and outdated assumptions about the female consumer. Dr Nicola Nice founded Pomp&Whimsy because, in her own words, "I want to see a community of women who are creating things with women in mind, and who are using the spirits world as a platform for having a place at the table." Pomp&Whimsy is the first female-founded, crafted through the female lens for the female palate, gin liqueur, exploding the old world order paradigm - this is a spirit designed for women that men will love, not the other way round.

Cindy Gallop LLC
Founder
January 2006 - Present (20 years 3 months)
New York

I consult for clients and brands who want to change the game in their particular sector. I do radical, innovative, groundbreaking, transformative; I don't do status quo. I like to blow shit up. I am the Michael Bay of business.

IfWeRanTheWorld
Founder and CEO
January 2009 - Present (17 years 3 months)

A radically simple web-meets-world platform designed to turn good intentions into action, one microaction at a time. Delivers Action Programs and Action Branding for brands and businesses. Currently in beta.

Danoo
Board Advisor
October 2008 - 2009 (1 year)

The Talent Business
Board Advisor
2007 - 2007 (less than a year)

Bartle Bogle Hegarty US
Chairman/President
September 1998 - August 2005 (7 years)

Bartle Bogle Hegarty Asia Pacific
Deputy Managing Director
September 1996 - August 1998 (2 years)

Bartle Bogle Hegarty Europe
Board Director
November 1989 - August 1996 (6 years 10 months)

Gold Greenlees Trott, London
Account Director
September 1987 - October 1989 (2 years 2 months)

JWT, London

Account Manager
February 1987 - August 1987 (7 months)

Ted Bates, London
Account Manager
June 1985 - December 1986 (1 year 7 months)

Everyman Theatre, Liverpool
Marketing and Publicity Officer
June 1983 - May 1985 (2 years)

Yvonne Arnaud Theatre, Guildford, UK
Marketing and Publicity Officer
February 1982 - May 1983 (1 year 4 months)

Sherman Theatre, Cardiff, Wales
Assistant to the Director
September 1981 - January 1982 (5 months)

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Education

MA, English Language and Literature · (1977 - 1980)